Filed Pursuant To Rule 433

Registration No. 333-217785

June 28, 2017

SPDR® Exchange Traded Funds —
Basics of Product Structure
Most exchange traded funds (ETFs) represent one of three different types of product structures, each with its own characteristics.
Unit Investment Trusts
The first ETFs were structured as Unit Investment Trusts (UIT) which are registered under the Investment Company Act of 1940. An example of a UIT is the SPDR S&P 500® ETF Trust (SPY), the oldest, largest, and most traded ETF in the world. Other examples include SPDR S&P MidCap 400® ETF Trust and SPDR Dow Jones Industrial Average ETF Trust. Under a UIT structure, the trustee attempts to fully replicate the underlying index by owning every security in the index in the same proportions as the index thereby limiting the expected tracking error against the underlying index. Another notable distinction of UITs surrounds dividend payments whereby any dividends that the fund receives typically cannot be reinvested in additional securities. Instead, the trustee will generally hold the income in cash or a cash equivalent until the time at which the fund distributions are made. UITs are not permitted to partake in securities lending. UITs are also not allowed to hold futures, options, or swaps, and, as a result, are not subject to counterparty risk associated with such transactions.
Open-End Funds
The vast majority of ETFs are registered under the Investment Company Act of 1940 as open-end investment companies. Open-end ETFs, as well as UITs, which elect to be a regulated investment company under the Internal Revenue Code are generally not subject to tax at the corporate level on income and gains that are distributed to shareholders. Such open-end ETFs and UITs are subject to investment diversification requirements, among other requirements, to qualify for treatment as a regulated investment company. Open-end
ETFs which seek to track an index, or “passively managed” open-end ETFs, offer greater potential portfolio management fiexibility compared to UITs as they are not required to fully replicate an index, although certain open-end ETFs may seek to do so. As a result, a significant number of open-end passively-managed ETFs may use optimization or sampling strategies to match the characteristics of the index as opposed to owning each and every security. This fiexibility is particularly critical when an open-end ETF that uses an optimization or sampling strategy seeks to track a benchmark with a large number of constituents or one that targets securities that may be hard to trade or custody.
Open-end ETFs are allowed to reinvest dividends in additional securities until the fund’s distribution is made. Likewise, open-end ETFs are also allowed to engage in securities lending to the extent permitted by the ETF. In addition, most open-end ETFs are allowed to invest some portion of their assets in securities that are not in the underlying index but which the fund advisor believes will help it to closely track the index. Certain open-end ETFs may also invest in certain futures, options, and swap contracts in seeking to track the index. This does not necessarily mean that the ETF invests in securities outside of the index; however, the ETF does have the latitude to invest in this way.
Grantor Trusts
Neither the UIT nor the open-end fund structure is ideal for holding commodities as a primary investment objective. As a result, many ETFs that invest in commodities, such as gold, are structured as grantor trusts, which are registered under the Securities Act of 1933, but not registered under the Investment Company Act of 1940. Shares in a grantor trust represent fractional undivided beneficial interest in and ownership of the assets of the trust. One example of a grantor trust is SPDR Gold Shares (ticker symbol: GLD®). The trust’s objective is for shares of GLD to refiect the performance of the price of gold bullion, less the trust’s expenses. Each share of GLD is backed by physical gold bullion, which is held in the form of allocated

SPDR® Exchange Traded Funds — Basics of Product Structure
Exchange Traded Product Structure Unit Investment Trust Open End Fund Grantor Trust
SEC Registration Investment Company Act of 1940 and, for public offerings, Securities Act of 1933 Investment Company Act of 1940 and, for public offerings, Securities Act of 1933 Securities Act of 1933
Portfolio Management Full Replication May sample/ Optimize or fully replicate Typically invest in a Commodity
Dividend Reinvestment Cannot Reinvest May Reinvest N/A
Securities Lending Permitted No Possible (see prospectus) No
Use of Options/ No Possible (see Possible (see
Swaps/Futures Investment Trustee prospectus) Investment prospectus) Trustee
Advisor/Trustee Advisor
400 oz. London Good Delivery bars at the London vault of HSBC Bank plc, the trust’s custodian, except when the gold has been allocated in the vault of a sub-custodian. Grantor trusts that are treated as a “grantor trust” for U.S. federal income tax purposes are also unique in their tax treatment — the investor is taxed as though he or she owns the underlying asset.
Other Key Aspects of ETF Structure
Each ETF in State Street’s family of SPDR ETFs is part of a separate legal entity, subject to a board of trustees (the majority of whom are independent from the advisor) that selects and monitors the investment advisor, custodian, distributor, and other key service providers. UITs and grantor trusts do not have a board of trustees.
Custodian
A trust company, bank or similar financial institution is responsible for holding and safeguarding the securities owned by an open-end ETF, UIT or grantor trust. The custodian is also responsible for calculating the net asset value, net income and realized capital gains and losses.
Investment Advisor
An investment advisor is responsible for investment management and administration of traditional open-end ETFs. Open-end ETF and mutual fund investment advisors are required by the Securities & Exchange Commission to be registered under the Investment Advisers Act of 1940. For State Street’s family of SPDR ETFs that are open-end investment companies, SSGA Fund Management, Inc. serves as the investment advisor, subject to annual review and approval by the board of trustees of the ETF. If an investment advisor were no longer able to fulfill its appointed function, the ETF board of trustees would appoint a replacement investment advisor. The replacement of an investment advisor should have no impact on the safekeeping of the ETF’s assets because its portfolio securities are held by a custodian to back the assets of the ETF. UITs and grantor trusts typically do not have an investment advisor as one is not required by trust charter due to very clear and straightforward objectives of literally replicating a benchmark index or holding a physical commodity. All UIT portfolio management responsibilities are typically handled by the trustee.
Index Provider
Each passively-managed ETF tracks a particular index, such as the S&P 500 Index. The index provider licenses the index for use by the ETF and, typically, agrees to calculate and maintain the index. It is also obligated to make this data available to the investment advisor or trustee as well as publicly publish the index for use in the capital markets.
Credit Risk
UITs, open-end ETFs and grantor trusts are structured as separate legal entities. An investor acquires shares, each of which represents a fractional ownership in the portfolio of securities or assets held. The portfolio assets are not owned by the custodian, trustee, investment advisor or the index provider. As a result, any credit issues related to the custodian, trustee, investment adviser or index provider should have little or no impact on the underlying value of the portfolio of securities or assets.
Index Definition
S&P 500® Index
The S&P 500 Index is composed of 500 selected stocks, all of which are listed on national stock exchanges and spans over 25 separate industry groups.
State Street Global Advisors
SPDR® Exchange Traded Funds — Basics of Product Structure

ssga.com | spdrs.com
For public use.
State Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. T: +1 866 787 2257.
Important Risk Information
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
In general, ETFs can be expected to move up or down in value with the value of the applicable index. Although ETFs may be bought and sold on the exchange through any brokerage account, ETFs are not individually redeemable from the Fund. Investors may acquire ETFs and tender them for redemption through the Fund in Creation Unit Aggregations only, please see the prospectus for more details.
Investing involves risk, and you could lose money on an investment in GLD. ETFs are subject to risk similar to those of stocks including those regarding shortselling and margin account maintenance.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Diversification does not ensure a profit or guarantee against loss.
Important Information Relating to SPDR Gold Shares Trust (“GLD®”):
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents
GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. When distributed electronically, the GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.
For more information: State Street Global Advisors Funds
Distributors, LLC, One Lincoln Street, Boston, MA, 02111 T: +1 866 320 4053 spdrgoldshares.com
This material is for informational purposes only and does not constitute investment or tax advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. There is no representation or warranty as to the current accuracy of, nor liability for, decisions based on such information.
“Dow Jones Industrial AverageSM”, “DJIA®”, “Dow Jones®” and “The Dow®” are trademarks and service marks of Standard & Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC (“S&P”) and sublicensed for use by State Street Global Advisors Funds Distributors, LLC. The Trust, PDR Services LLC and NYSE Arca, Inc. are permitted to use these trademarks and service marks pursuant to separate “Sublicenses.” The Trust is not sponsored, endorsed, sold or promoted by S&P, its affiliates or its third party licensors.
Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index.
Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirectly wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered brokerdealer, is distributor for SPDR S&P 500, SPDR S&P MidCap 400 and SPDR Dow Jones Industrial Average, all unit investment trusts. ALPS Portfolio Solutions Distributor, Inc. is distributor for Select Sector SPDRs. ALPS Distributors, Inc. and ALPS Portfolio Solutions Distributor, Inc. are not affiliated with State Street Global Advisors Funds Distributors, LLC.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call
866.787.2257 or visit spdrs.com. Read it carefully.
State Street Global Advisors
© 2017 State Street Corporation. All Rights Reserved.
ID9763-IBG-23987 0617 Exp. Date: 06/30/2018 SPD001350

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.